 chimerix_13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _)*

Chimerix, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
16934W106
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Redmile Group, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	3,345,959
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	3,345,959
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,345,959
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		7.22%
(12)	Type of Reporting Person (See Instructions)		IA,OO

(1)	Names of Reporting Persons.	JEREMY C. GREEN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	3,345,959
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	3,345,959
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,345,959
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		7.22%
(12)	Type of Reporting Person (See Instructions)		IN,HC

Item 1(a).  Name of Issuer:

Chimerix, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2505 Meridian Parkway, Suite 100

Durham, NC 27713

Item 2(a).  Names of Persons Filing:

Redmile Group, LLC (“Redmile”)

Jeremy C. Green (“Jeremy Green”)

The principal business address of each reporting person is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA  94129 ..

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–3 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e).  CUSIP Number:

16934W106

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

Redmile Group, LLC: 3,345,959 shares
Jeremy C. Green: 3,345,959 shares

     (b)    Percent of class:

Redmile Group, LLC: 7.22%
Jeremy C. Green: 7.22%

     (c)    Number of shares to which such person has:

(i) Sole power to vote or to direct the vote
Redmile Group, LLC: 0 shares
Jeremy C. Green: 0 shares

(ii) Shared power to vote or to direct the vote
Redmile Group, LLP: 3,345,959 shares
Jeremy C. Green: 3,345,959 shares

(iii) Sole power to dispose or to direct the disposition of
Redmile Group, LLC: 0 shares
Jeremy C. Green: 0 shares

(iv) Shared power to dispose or to direct the disposition of
Redmile Group, LLC: 3,345,959
Jeremy C. Green: 3,345,959

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Redmile serves as general partner and investment manager to certain investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Other than as reported in this Schedule, no investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. holdings exceed five percent of the Issuer’s common stock.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	REDMILE GROUP, LLC By: /s/ Jeremy C. Green /s/ Jeremy C. Green Its Managing Member

Exhibit A

The undersigned agree that this Schedule 13G, dated February 14, 2017, relating to the common stock, par value $0.001, of Chimerix, Inc., shall be filed on behalf of the undersigned.

Dated: February 14, 2017	REDMILE GROUP, LLC By: /s/ Jeremy C. Green /s/ Jeremy C. Green Jeremy C. Green, Managing Member

JEREMY C. GREEN By: /s/ Jeremy C. Green /s/ Jeremy C. Green

Exhibit B

Redmile Group, LLC is the relevant entity for which Jeremy C. Green may be considered a control person.